Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2013 and 2012

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2013 and 2012

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment
1	Deep Kalra	October 9, 2001
2	Philip Wolf	July 20, 2005
3	Ravi Adusumalli	July 20, 2005
4	Frederic Lalonde	December 18, 2006
5	Aditya Guleri	April 03, 2007
6	Gyaneshwarnath Gowrea	February 11, 2009
7	Mohammad Akhtar Janally	February 11, 2009
8	Vivek Narayan Gour	May 01, 2010
9	Ranodeb Roy	January 19, 2012
10	Rajesh Magow	November 06, 2012
11	Keyur Jyotindra Joshi	November 06, 2012

Corporate Secretary

Multiconsult Limited

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o Multiconsult Limited

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

BRN: F07000189

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is C/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. As at 31st March 2013, the Company had nine (9) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte. Ltd.	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn Bhd	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001*	British Virgin Islands
6.	HTN Co. Ltd.	March 16, 2000*	Thailand
7.	Hotel Travel Ltd	December 24, 2004*	Labuan
8.	ITC Bangkok Company Limited	December 20, 1999$	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	UAE

*	became subsidiary on November 06, 2012
$	became subsidiary on November 26, 2012

The Board of Directors

The Board is composed of eleven (11) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Philip Wolf

4. Ranodeb Roy

MakeMyTrip Limited

Corporate Governance Report (Continued)

Non-Executive

1. Mohammad Akhtar Janally

2. Ravi Adusumalli

3. Aditya Tim Guleri

4. Vivek Narayan Gour

5. Philip Wolf

6. Frederic Lalonde

7. Gyaneshwarnath Gowrea

8. Ranodeb Roy

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile

1.	Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 20 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Centres Inc. and ABN AMRO Bank. Both General Electric Company and AMF Bowling Centres Inc. are listed companies in the United States. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India. The business address for Mr. Deep Kalra is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

2.	Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.

3.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

4.	Philip Wolf was appointed to our board of directors on July 20, 2005. Until December, 2012, Mr. Wolf was non-executive chairman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was also president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies including Hopper Inc. QuickMobile Inc., Booking Markets Inc., TrustYou. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666, United States.

5.	Vivek Narayan Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact Limited is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vicepresident (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

6.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc. (formerly known as Openplaces Inc.), a privately held company which runs www.hopper.travel, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

7.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009. From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult Limited. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.	Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult Limited, having joined Multiconsult Limited in July 2003. Mr. Janally is a fellow of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

9.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address of Mr. Roy is 50 Raffles Place, 37F Singapore Land Tower, Singapore 048623.

10.	Rajesh Magow is our co-founder, Chief Executive Officer - India, and was appointed to our board of directors on November 06, 2012. Mr. Magow has over 20 years of experience in the Information Technology and Internet Industries. After being part of our senior management team with Tecnovate eSolutions Private Limited, wholly owned subsidiary of eBookers.com (a United Kingdom- based online based travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Private Limited, Singapore. Mr. Magow is a chartered accountant from Institute of Chartered Accountants of India, New Delhi. The business address for Mr. Rajesh Magow is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

11.	Keyur Jyotindra Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 06, 2012, Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and has over 12 year of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in Chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States. The business address for Mr. Keyur Joshi is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek Narayan Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Our audit committee currently comprises of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

Our compensation committee consists of Messrs. Vivek Narayan Gour, Philip Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and

•	the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
2013	$23.63	$10.77
Fiscal Quarter
2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67

Month in 2012
December	$14.26	$12.01

Month in 2013
January	$15.64	$12.67
February	$16.16	$13.36
March	$14.64	$12.98
April	$14.11	$12.50
May	$13.44	$12.50
June	$14.47	$12.70
July	$14.42	$13.90
August(2)	$14.55	$13.02

Note:

(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.
(2)	Until August 16, 2013.

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The New India Assurance Company Limited. This policy is effective till July 2014 and will be renewed thereafter.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 and 16 and the statement of comprehensive income is set out on page 18 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 6,600 (2012: USD 7,000).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2012 and 2013 are as follows:

		(in ‘USD’)
Particulars	For the year ended March 31
	2012	2013
Total income	196,599,258	228,821,945
Total expenses	(192,593,898)	(246,883,949)
Finance income	1,987,904	4,197,603
Finance cost	(4,957,097)	(4,939,526)
Share of loss of equity-accounted investee	(65,957)	(186,130)
Profit for the year	7,048,356	(27,589,080)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;

•	disclose with reasonable accuracy at any time the financial position of the Company; and

•

would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The Directors have made an assessment of the Company’s ability to continue as going concern and have no reason to believe that the business will not be a going concern for the year ahead

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

Certificate from the Secretary

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Companies Act 2001 for the year ended 31 March 2013.

/s/ Kamalsingh Neerputh
for Multiconsult Limited
Corporate Secretary

Date: 28 August 2013

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Consolidated Financial Statements

We have audited the consolidated financial statements of MakeMyTrip Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) on pages 17 to 86 which comprise the consolidated statement of financial position at March 31, 2013 and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and the notes to the consolidated financial statements which include a summary of significant accounting policies and other explanatory notes.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and its members as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Consolidated Financial Statements (continued)

Opinion

In our opinion, the consolidated financial statements on pages 17 to 86 give a true and fair view of the consolidated financial position of MakeMyTrip Limited and its subsidiaries at March 31, 2013 and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Group and the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Ashish Ramyead
Licensed Auditors	Licensed by FRC

Ebène

Date: 28 August 2013

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at March 31
	Note	2012	2013
		(in USD)
Assets
Property, plant and equipment	17	7,064,373	9,203,826
Intangible assets	18	8,349,403	34,987,017
Trade and other receivables, net	20	807,159	820,951
Investment in equity-accounted investee	9	838,212	1,294,082
Other investments	10	4,416,543	4,958,994
Derivatives instruments		202,054	14,678
Term deposits	22	648,506	911,245
Other non-current assets	24	449,559	527,391
Deferred tax assets	19	8,892,842	—

Total non-current assets		31,668,651	52,718,184

Inventories		2,367,548	1,522,693
Derivatives instruments		—	188,973
Current tax assets		5,908,213	7,535,440
Trade and other receivables, net	20	20,575,261	25,290,442
Term deposits	22	43,676,624	47,203,717
Other current assets	23	21,792,776	23,659,215
Cash and cash equivalents	21	43,798,230	36,501,478
Assets held for sale	7	404,109	—

Total current assets		138,522,761	141,901,958

Total assets		170,191,412	194,620,142

Equity
Share capital	25	18,576	18,797
Share premium	25	150,144,112	153,742,563
Reserves		(428,937)	(494,988)
Accumulated deficit		(31,827,379)	(60,964,228)
Share based payment reserve	32	9,388,239	19,901,803
Foreign currency translation reserve	25	(8,578,442)	(10,904,046)

Total equity attributable to equity holders of the Company		118,716,169	101,299,901
Non-controlling interest		75,620	694,050

Total equity		118,791,789	101,993,951

Liabilities
Loans and borrowings	28	177,280	284,433
Employee benefits	31	681,135	1,010,293
Deferred tax liabilities	19	—	383,444
Other non-current liabilities	30	1,487,658	6,804,211

Total non-current liabilities		2,346,073	8,482,381

Bank overdraft	21	—	866,521
Loans and borrowings	28	82,083	135,459
Derivatives instruments		149,135	—
Trade and other payables	33	46,697,644	80,592,241
Deferred income		23,122	37,901
Other current liabilities	29	2,101,566	2,511,688

Total current liabilities		49,053,550	84,143,810

Total liabilities		51,399,623	92,626,191

Total equity and liabilities		170,191,412	194,620,142

These financial statements have been approved by the Board of Directors on 28 August 2013 and signed on its behalf by:

/s/ Gyaneshwarnath Gowrea	/s/ Mohammad Akhtar Janally
Director	Director

The notes on pages 23 to 86 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31,
	Note	2011	2012	2013
			(in USD)
Revenue
Air ticketing		47,622,719	76,190,303	60,888,851
Hotels and packages		74,557,976	116,701,137	164,129,318
Other revenue	11	2,540,692	3,707,818	3,803,776

Total revenue		124,721,387	196,599,258	228,821,945

Service cost
Procurement cost of hotel and packages services		63,650,910	98,474,788	136,537,143
Cost of air tickets coupon		—	9,939,556	4,119,631
Personnel expenses	12	14,399,040	26,520,745	34,520,455
Other operating expenses	13	40,698,895	54,868,655	67,953,977
Depreciation and amortization	14	1,910,637	2,790,154	3,752,743

Result from operating activities		4,061,905	4,005,360	(18,062,004)

Finance income	15	1,601,750	1,987,904	4,197,603
Finance costs	15	3,525,685	4,957,097	4,939,526

Net finance costs		(1,923,935)	(2,969,193)	(741,923)

Share of loss of equity-accounted investee	9	—	(65,957)	(186,130)

Profit (Loss) before tax		2,137,970	970,210	(18,990,057)
Income tax benefit (expense)	16	2,691,721	6,078,146	(8,599,023)

Profit (Loss) for the year		4,829,691	7,048,356	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	15	(301,952)	(7,421,044)	(2,309,906)
Net change in fair value of available-for-sale financial assets	15	—	(428,937)	459,047
Defined benefit plan actuarial gains (losses)		(73,356)	23,223	(125,748)
Income tax benefit (expense) on other comprehensive income (loss)	16	24,514	(7,535)	(13,800)

Other comprehensive income (loss) for the year, net of tax		(350,794)	(7,834,293)	(1,990,407)

Total comprehensive income (loss) for the year		4,478,897	(785,937)	(29,579,487)

Profit (Loss) attributable to:
Owners of the Company		4,827,471	7,183,935	(27,592,521)
Non-controlling interest		2,220	(135,579)	3,441

Profit (Loss) for the year		4,829,691	7,048,356	(27,589,080)

Total comprehensive income (loss) attributable to:
Owners of the Company		4,476,742	(633,645)	(29,583,133)
Non-controlling interest		2,155	(152,292)	3,646

Total comprehensive income (loss) for the year		4,478,897	(785,937)	(29,579,487)

Earnings (Loss) per share
Basic	27	0.17	0.20	(0.74)
Diluted	27	0.15	0.19	(0.74)

The notes on pages 23 to 86 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (deficit)

Year ended March 31, 2013

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non-Controlling Interest	Total Equity (Deficit)
				(In USD)
Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945

Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries
Acquisition on non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

The notes on pages 23 to 86 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (deficit) (continued)

Year ended March 31, 2013

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non-Controlling Interest	Total Equity
					(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains, net of tax	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated deficit on expiry of share options	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

The notes on pages 23 to 86 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (deficit) (continued)

Year ended March 31, 2013

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non-Controlling Interest	Total Equity
						(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the year
Profit (Loss) for the year	—	—	—	—	(27,592,521)	—	—	(27,592,521)	3,441	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310,111)	(2,310,111)	205	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	—	459,047	—	459,047
Defined benefit plan actuarial loss, net of tax	—	—	—	—	(139,548)	—	—	(139,548)	—	(139,548)

Total other comprehensive income (loss)	—	—	—	459,047	(139,548)	—	(2,310,111)	(1,990,612)	205	(1,990,407)

Total comprehensive income (loss) for the year	—	—	—	459,047	(27,732,069)	—	(2,310,111)	(29,583,133)	3,646	(29,579,487)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	—	11,722,188	—	11,722,188
Issue of ordinary shares on exercise of share options	116	1,250,609	—	—	—	(832,779)	—	417,946	—	417,946
Transfer to accumulated deficit on expiry of share options	—	—	—	—	375,845	(375,845)	—	—	—	—
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	—	13,962,983	—	13,962,983

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620,162	620,162
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	614,784	(1,181,334)

Total transactions with owners	221	3,598,451	(525,098)	—	(1,404,780)	10,513,564	(15,493)	12,166,865	614,784	12,781,649

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951

The notes on pages 23 to 86 form an integral part of these consolidated financial statements

MakeMyTrip Limited

Consolidated statement of cash flows

Year ended March 31, 2013

	For the year ended March 31
	2011	2012	2013
		(in USD)
Cash flows from operating activities
Profit (Loss) for the year	4,829,691	7,048,356	(27,589,080)
Adjustments for:
Depreciation	1,114,958	1,651,252	1,748,153
Amortisation of intangible assets	795,679	1,138,902	2,004,590
Loss on disposal of intangible assets	2,930	—	—
Loss on disposal of assets held for sale	—	—	44,766
Loss on disposal of property, plant and equipment	80,563	71,446	25,560
Gain on license of software	—	—	(83,404)
Net finance costs	1,923,935	2,969,193	741,923
Share of loss of equity-accounted investee	—	65,957	186,130
Share based payment	527,285	6,894,450	11,667,188
Income tax (benefit) expense	(2,691,721)	(6,078,146)	8,599,023
Change in inventories	—	(2,551,027)	736,545
Change in trade and other receivables	(2,286,381)	(8,795,720)	(2,089,017)
Change in other current assets	(10,253,524)	(6,346,230)	(998,922)
Change in trade and other payables	4,018,445	18,300,016	20,521,878
Change in employee benefits	180,601	123,267	221,858
Change in deferred income	(2,595,886)	—	(1,886)
Change in other non-current assets	(94,512)	(278,743)	(98,915)
Change in other current liabilities	1,142,508	257,295	358,341
Change in other non-current liabilities	57,884	6,120	(429,352)
Income tax paid	(3,084,612)	(3,597,454)	(1,969,482)

Net cash from (used in) operating activities	(6,332,157)	10,878,934	13,595,897

Cash flows from investing activities
Interest received	2,289,667	928,687	3,431,647
Proceeds from sale of property, plant and equipment	41,936	21,265	164,839
Investment in term deposits (net)	(2,519,501)	(29,852,568)	(4,274,880)
Acquisition of property, plant and equipment	(1,272,495)	(5,538,589)	(2,890,055)
Payment for business acquisition, net of cash acquired	—	(2,446,455)	(9,643,148)
Acquisition of equity-accounted investee	—	(1,022,913)	(642,000)
Acquisition of other investment	—	(4,845,480)	—
Acquisition of intangible assets	(1,573,886)	(3,468,503)	(4,094,471)

Net cash used in investing activities	(3,034,279)	(46,224,556)	(17,948,068)

Cash flows from financing activities
Repurchase of own shares	—	—	(525,098)
Proceeds from issuance of shares on exercise of share options	1,318,456	864,530	417,946
Direct cost incurred in relation to public offerings	(6,198,945)	(1,725,428)	—
Proceeds from issuance of ordinary shares through public offerings	58,153,844	37,122,648	—

Acquisition of non-controlling interests	(325,140)	—	(792,982)
Proceeds from (repayment of) bank loans	64,605	(158,486)	109,175
Payment of finance lease liabilities	(61,162)	(63,657)	(120,633)
Interest paid	(588,299)	(806,790)	(482,389)

Net cash from (used in) financing activities	52,363,359	35,232,817	(1,393,981)

Increase (decrease) in cash and cash equivalents	42,996,923	(112,805)	(5,746,152)
Cash and cash equivalents at beginning of the year	5,345,460	47,874,344	43,798,230
Effect of exchange rate fluctuations on cash held	(468,039)	(3,963,309)	(2,417,121)

Cash and cash equivalents at end of the year	47,874,344	43,798,230	35,634,957

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	—	31,884	—

The notes on pages 23 to 86 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S, Singapore, Malaysia, Thailand and U.A.E. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each by the holders of such preference shares.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Non-derivative financial instruments at fair value through profit or loss are measured at fair value;

•	Share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	Long term interest free security deposits are measured at fair value; and

•	Available-for-sale financial assets are measured at fair value.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Group.

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2)	BASIS OF PREPARATION – (Continued)

(d)	Use of Estimates and Judgements – (Continued)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 10	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f) and 18	Useful life of intangible assets

• Note 3(j) and 31	Employee benefit plans

• Note 3(p),16 and 19	Income taxes

• Note 3(k)	Provisions and contingent liabilities

• Note 3(d)	Valuation of derivatives

• Note 3(j) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(i) and 18	Key assumptions used in discounted cash flow projections

• Note 3(j) and 31	Measurement of defined benefit obligations

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(d)	Financial Instruments

i)	Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

i)	Non-Derivative Financial Assets – (Continued)

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘cash and cash equivalents’, ‘term deposits’ and ‘available for sale financial assets’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

ii)	Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

iv)	Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share. This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Group’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

iv)	Compound Financial Instruments – (Continued)

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(d)(v).

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

v)	Derivative financial instruments

The Group has an embedded derivative feature in its preference share capital and in its investment in equity-accounted investees. Derivatives are recognized initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other revenue/other operating expenses” in profit or loss.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment – (Continued)

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years

• Furniture and fixtures	6 years

• Office equipments	7 years

• Motor vehicles	7 years

• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill and indefinite-lived intangible assets are tested annually for impairment.

ii)	Website Development Cost

Website development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years

• Software	5 years

• Customer – related intangible assets	8-10 years

• Contract – related intangible assets	5-6 years

• Marketing – related intangible assets	8-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment

i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment – (Continued)

ii)	Non-Financial Assets – (Continued)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j)	Employee Benefit Plans

i)	Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefit Plans – (Continued)

ii)	Defined Benefit Plans – (Continued)

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(l)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages 2) date of check in for hotel booking business and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

In case where the Company purchase airline tickets and assumes inventory risk, income from the sale of such airline tickets is accounted on gross basis as the Group is determined to be the primary obligator in this arrangement.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)	Revenue – (Continued)

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time the cancellation is made by our customers. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

(m)	Advertisement and Business Promotion Costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

(n)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(n)	Leasing Arrangements – (Continued)

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Expenses

Finance income comprises interest income on funds invested and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

i)	Current Tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ii)	Deferred Tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)	Income Taxes – (Continued)

ii)	Deferred Tax – (Continued)

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

iii)	Tax exposures

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(q)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the CODM, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)	Operating Segment – (Continued)

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, current tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. Except as specified in IFRS 10.C3-C6, the standard is required to be applied retrospectively, in accordance with IAS 8 for annual periods beginning on or after January 1, 2013. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in preparing the Group’s consolidated financial statements. The Group will be adopting IFRS 10 effective April 1, 2013. The Group has evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on the consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method. IFRS 11 is required to be applied retrospectively for annual periods beginning on or after January 1, 2013. The Group has evaluated the requirements of IFRS 11 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is required to be applied retrospectively for annual periods beginning on or after January 1, 2013. The Group will be adopting IFRS 12 effective April 1, 2013. The Group has evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard is required to be applied prospectively for annual periods beginning on or after January 1, 2013. The Group is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and has evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Group has evaluated the requirements of IAS 1 (Amended) and the Group does not believe that the adoption of IAS1 (Amended) will have a material effect on its consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits The standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013, with early application is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further, it also requires expected return on plan assets recognized in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The Group is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The Group has evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on the consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4)	DETERMINATION OF FAIR VALUES – (Continued)

b)	Intangible Assets

The fair value of trademark acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

c)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined by reference to the similar liabilities that do not have a conversion option. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

d)	Share Based Payment Transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behaviour of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Separable Embedded Derivative

The fair value of the separable embedded derivative in its preference share capital is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4)	DETERMINATION OF FAIR VALUES – (Continued)

f)	Separable Embedded Derivative – (Continued)

The fair value of the separable embedded derivative in its investment in equity-accounted investees is measured using the black-scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

g)	Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5)	FINANCIAL RISK MANAGEMENT – (Continued)

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (Indian subsidiary) in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR. INR being the functional currency of its Indian subsidiary.

Approximately 3.82% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2013 (March 31, 2012: 11.06% and March 31, 2011: 7.19%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in term deposits with bank are for short duration, and therefore do not expose the Company to significant interest rate risk.

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labour unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes. Revenue from air ticketing business has decreased in the current year mainly due to a decline in net revenue margin, as airlines in India reduced their base commissions.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENT

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Group Chief Commercial Officer, Group Chief Financial and Operating Officer, Group Chief Innovation Officer, Group Chief Products Officer, Group Chief Technology Officer, Group Chief Business Officer – Holidays, Group Chief Business Officer – International Market, Senior Vice President – Finance & Accounts and Senior Vice President – Human Resources reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations.

For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Until June 30, 2010, for internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package was assigned to the air ticketing segment. Revenue in this segment is recorded on a net basis for internal reporting purposes. For the external reporting, such revenue is recorded on a gross basis. Effective July 1, 2010, the Company has changed the composition of its reportable segments.

Following a change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS – (Continued)

Information About Reportable Segments Reclassification:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	(in USD)
Revenues	47,622,719	76,190,303	60,888,851	74,557,976	116,701,137	164,129,318	2,540,692	3,707,818	3,803,776	124,721,387	196,599,258	228,821,945

Total segment revenue	47,622,719	76,190,303	60,888,851	74,557,976	116,701,137	164,129,318	2,540,692	3,707,818	3,803,776	124,721,387	196,599,258	228,821,945
Service cost	—	9,939,556	4,119,631	63,650,910	98,474,788	136,537,143	—	—	—	63,650,910	108,414,344	140,656,774

Segment revenue less service cost	47,622,719	66,250,747	56,769,220	10,907,066	18,226,349	27,592,175	2,540,692	3,707,818	3,803,776	61,070,477	88,184,914	88,165,171

Personnel expenses										(14,399,040)	(26,520,745)	(34,520,455)
Other operating expenses										(40,698,895)	(54,868,655)	(67,953,977)
Depreciation and amortisation										(1,910,637)	(2,790,154)	(3,752,743)
Finance income										1,601,750	1,987,904	4,197,603
Finance cost										(3,525,685)	(4,957,097)	(4,939,526)
Share of loss of equity-accounted investee										—	(65,957)	(186,130)

Profit (Loss) before tax										2,137,970	970,210	(18,990,057)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS – (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India, the U.S., Singapore, Malaysia and Thailand. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2011	2012	2013	2012	2013
	(in USD)
India	115,753,388	175,791,993	195,998,581	21,967,050	16,657,561
United States	8,967,999	8,687,610	8,740,772	555,553	816,568
Singapore	—	12,093,348	17,282,977	3,623,020	3,406,498
Thailand	—	—	4,023,799	—	4,749,821
Malaysia	—	26,307	2,529,756	66,219	20,732,980
Others	—	—	246,060	—	87,002

Total	124,721,387	196,599,258	228,821,945	26,211,842	46,450,430

*	Non-current assets presented above do not include investment in equity-accounted investee, other investments and derivatives instruments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

7)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
Particulars	2012	2013
	(in USD)
Property, plant and equipment	404,109	—

Total	404,109	—

8)	BUSINESS COMBINATIONS

a)	Acquisition of Luxury Tours & Travel Pte Ltd.

On May 9, 2011, MakeMyTrip Limited (MMYT) acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 3,228,670, subject to adjustment based on closing date net working capital. The total purchase price of the acquisition, net of USD 554,660 of cash acquired is USD 2,371,732. As per the terms of the acquisition with sellers, the purchase consideration is comprised of the following:

Enterprise value	3,228,670
Net working capital adjustment	(302,278)

Total purchase price	2,926,392

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of Luxury Tours & Travel Pte Ltd – (Continued)

The total amount paid by the Company, net of cash acquired of USD 554,660, as of the balance sheet date is USD 2,446,455. As a result, an amount of USD 74,723 representing excess of cash paid over purchase consideration has been accounted for as an amount recoverable from the seller and has been disclosed under “Other current assets” in the consolidated statements of financial position. Through this acquisition, MMYT intends to build a position of strength in the Southeast Asia region through strong relationships with local hotels. With the stronger local presence, the Company would be able to deliver greater value and enhanced customer service to its customers. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of LTT have been consolidated in the financial statements of the Group from May 9, 2011. In the year ended March 31, 2012, LTT contributed revenue of USD 11,925,488 and loss of USD 758,521 to the Group’s result.

If the acquisition had occurred on April 1, 2011, management estimates that consolidated revenue would have been USD 197,966,346 and consolidated profit for the year ended March 31, 2012 would have been USD 6,852,297. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of LTT were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended March 31, 2012, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 5,039 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	195,294
Intangible assets	854,319
Current assets and liabilities, net	(302,278)
Loans and borrowings	(267,446)
Deferred tax liabilities	(94,681)

Total identifiable net assets assumed	385,208
Non-controlling interest	(79,487)
Goodwill	2,620,671

Total purchase price	2,926,392

None of the Goodwill recognised is expected to be deductible for income tax purposes.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of Luxury Tours & Travel Pte Ltd – (Continued)

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,129,126.

The Group incurred acquisition related costs of USD 117,233 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income for the year ended March 31, 2012.

MMYT has further invested USD 812,062 during the fiscal year ended March 31, 2012 for the subscription of 49,603 new equity shares issued by LTT increasing its ownership from 79.36% to 82.78%. Further, in August 2012, MMYT acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. (Also refer Note 26).

b)	Acquisition of Hotel Travel Group

On November 6, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has an operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to an estimated balance sheet adjustment.

As per the terms of acquisition with sellers, the preliminary purchase consideration comprised of the following:

Consideration transferred	(in USD)

Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,610,787

16,958,734

Equity instruments issued

MMYT agreed to pay the selling shareholders USD 5 million in the form of equity shares of MMYT. MMYT made payment of USD 3.3 million after making adjustment for a portion of estimated balance sheet adjustment on the date of acquisition in the form of equity shares of MMYT. The fair value of the ordinary shares issued was based on the market share price of the Company on November 6, 2012 and after making adjustment for certain selling restrictions.

Deferred consideration

MMYT also agreed to pay the selling shareholders over a three year period ending December 2015, additional consideration of USD 10 million in the form of a variable number of equity shares of MMYT subject to final adjustment. MMYT has included USD 4,610,787 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2013, the deferred consideration has increased to USD 4,879,861.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

b)	Acquisition of Hotel Travel Group – (Continued)

Earn-out consideration

Further, two of the selling shareholders, of the HT Group will continue in employment with the HT Group in key capacities, and will be eligible for additional earn outs payments and incentives over a three-year period ending December 2015 based on HT Group meeting certain revenue and EBIDTA targets. The earn-out period may be further extended for a period of one year, until December 2016. The additional earn out payments may range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of MMYT. Since the earn-out consideration can be forfeited due to termination of employment of the selling shareholders, these amounts will be recorded as compensation cost over the earn-out period and do not form part of purchase consideration.

Through this acquisition, MMYT intends to further strengthen its presence in hotel and holidays segment in India and South East Asia. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of HT Group have been consolidated in the financial statements of the Group from November 6, 2012. In the year ended March 31, 2013, HT Group contributed revenue of USD 2,183,225 and loss of USD 2,601,814 to the Group’s result.

If the acquisition had occurred on April 1, 2012, management estimates that consolidated revenue would have been USD 232,664,632 and consolidated loss for the year ended March 31, 2013 would have been USD 29,183,264. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of HT Group were recorded at fair value at the date of acquisition. The Company will continue to evaluate certain assets and liabilities as new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in a corresponding adjustment to goodwill, and the measurement period will not exceed one year from the acquisition date.

The preliminary estimated purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	1,597,710
Intangible assets	11,892,182
Current assets and liabilities, net	(6,021,147)
Loans and borrowings	(56,277)

Total identifiable net assets assumed	7,412,468
Goodwill	9,546,266

Total purchase price	16,958,734

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,439,839.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

b)	Acquisition of Hotel Travel Group – (Continued)

The Group incurred acquisition related costs of USD 595,948 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income for the year ended March 31, 2013.

c)	Acquisition of majority interest in ITC Group

On November 26, 2012, MMYT has acquired 51% equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

The total preliminary estimated purchase price of the acquisition, net of USD 171,507 of cash acquired is USD 1,778,991.

As per the terms of acquisition with sellers, the preliminary purchase consideration is comprised of the following:

(in USD)
Enterprise value	3,200,000
Net balance sheet adjustment	(1,249,502)

Total preliminary estimated purchase price	1,950,498

Through this acquisition, MMYT will further expand its presence in Thailand, a key market for its outbound holiday’s business, by establishing more direct hotel relationships in the country. MMYT believes that these developments are positioning travel and tourism to Thailand for strong growth by making travel to the country easily accessible and affordable to the middle class in India. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The operations of ITC Group have been consolidated in the financial statements of the Group from November 26, 2012. In the year ended March 31, 2013, ITC Group contributed revenue of USD 4,023,799 and profit of USD 224,360 to the Group’s result.

If the acquisition had occurred on April 1, 2012, management estimates that consolidated revenue would have been USD 234,418,721 and consolidated loss for the year ended March 31, 2013 would have been USD 28,394,683. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ITC Group were recorded at fair value at the date of acquisition. The Company will continue to evaluate certain assets and liabilities as new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in a corresponding adjustment to goodwill, and the measurement period will not exceed one year from the acquisition date.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

c)	Acquisition of majority interest in ITC Group – (Continued)

The preliminary estimated purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	83,185
Intangible assets	1,760,000
Current assets and liabilities, net	(59,253)
Loans and borrowings	(113,495)
Deferred tax liabilities	(404,800)

Total identifiable net assets assumed	1,265,637
Non-controlling interest	(620,162)
Goodwill	1,305,023

Total preliminary estimated purchase price	1,950,498

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 3,560,916.

MMYT will also acquire the remaining shares of ITC Group from the existing shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of the promoter. The financial liability in respect of the future acquisition of these shares has been recognised within “Other non-current liabilities” as a reduction of equity in accordance with the present access method and amounts to USD 1,801,496, which represents its fair value as at the acquisition date.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services through December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013.

The Group incurred acquisition related costs of USD 31,130 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income for the year ended March 31, 2013.

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of $963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to $59,788. As per the agreement, the Company has entered into certain embedded option and forward agreements with MGH and its promoters to make further investments based on achievement of certain milestones.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEE – (Continued)

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of $642,000, paid in cash.

Summary financial informations for equity accounted investee are as follows:

As at March 31
2012		2013		For the period November 27, 2011 to March 31, 2012	For the Year Ended March 31, 2013
Total assets	Total liabilities	Total assets	Total liabilities	Loss
(in USD)				(in USD)
580,706	59,734	813,929	264,901	230,861	593,183

10)	OTHER INVESTMENTS

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of $4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to $20,155. (Also refer Note 37)

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to fair value versus carrying amount risks related to other investment is disclosed in note 5 and 34.

11)	OTHER REVENUE

Particulars	For the Year Ended March 31
	2011	2012	2013
	(in USD)
Advertising revenue	578,284	909,851	1,190,225
Facilitation fee	902,843	666,756	775,542
Commission on rail and bus reservation	868,927	1,530,762	1,230,689
Miscellaneous	190,638	600,449	607,320

Total	2,540,692	3,707,818	3,803,776

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12)	PERSONNEL EXPENSES

Particulars	For the Year Ended March 31
	2011	2012	201 3
	(in USD )
Wages, salaries and other short term employees benefits	11,548,649	16,902,901	19,362,165
Contributions to defined contribution plans	631,670	955,497	1,181,632
Expenses related to defined benefit plans	176,957	147,156	161,370
Equity settled share based payments	527,285	6,894,450	11,667,188
Employee welfare expenses	1,514,479	1,620,741	2,148,100

Total	14,399,040	26,520,745	34,520,455

13)	OTHER OPERATING EXPENSES

Particulars	For the Year Ended March 31
	2011	2012	2013
	(in USD)
Traveling and conveyance	2,206,550	2,912,341	3,349,350
Advertising and business promotion	12,488,906	16,984,856	19,690,015
Communication	1,905,389	2,507,847	2,744,018
Repairs and maintenance	802,288	1,293,159	1,667,478
Rent	1,394,969	2,079,183	2,624,313
Legal and professional	1,410,972	1,943,940	3,116,076
Payment gateway and other charges	9,886,444	13,002,068	15,204,413
Website hosting charges	377,183	470,267	1,281,188
Net loss on disposal of property, plant and equipment	80,563	71,446	25,560
Loss on disposal of assets held for sale	—	—	44,766
Loss on disposal of intangible assets	2,930	—	—
Outsourcing fees	7,007,793	9,529,507	13,587,174
Miscellaneous expenses	3,134,908	4,074,041	4,619,626

Total	40,698,895	54,868,655	67,953,977

14)	DEPRECIATION AND AMORTIZATION

Particulars	For the Year Ended March 31
	2011	20 12	2013
	(in USD)
Depreciation	1,114,958	1,651,252	1,748,153
Amortization	795,679	1,138,902	2,004,590

Total	1,910,637	2,790,154	3,752,743

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15)	FINANCE INCOME AND COSTS

Particulars	For the Year Ended March 31
	2011	2012	2013
		(in USD)
Recognized in profit or loss
Interest income on term deposits	1,257,601	1,776,938	3,696,874
Net foreign exchange gain	257,031	—	639
Net change in the value of financial liability	48,382	—	262,497
Other interest income	38,736	210,966	86,861
Net gain on change in fair value of derivative financial instrument	—	—	150,732

Finance income	1,601,750	1,987,904	4,197,603

Interest expense on financial liabilities measured at amortised cost	711,439	451,438	136,622
Change in fair value of financial liability	—	—	417,223
Cost related to public offerings	2,086,583	879,994	—
Net foreign exchange loss	—	2,257,833	1,943,401
Impairment loss on trade and other receivables	424,512	833,994	2,072,126
Net loss on change in fair value of derivative financial instrument	—	65,825	—
Other finance charges	303,151	468,013	370,154

Finance costs	3,525,685	4,957,097	4,939,526

Net finance cost recognized in profit or loss	(1,923,935)	(2,969,193)	(741,923)

Recognized in other comprehensive income (loss)

Foreign currency translation differences on foreign operations	(301,952)	(7,421,044)	(2,309,906)

Net change in fair value of available-for-sale financial assets	—	(428,937)	459,047

Finance cost recognised in other comprehensive income (loss)	(301,952)	(7,849,981)	(1,850,859)

Attributable to:
Equity holders of the Company	(301,893)	(7,833,268)	(1,851,064)
Non-controlling interest	(59)	(16,713)	205

Finance cost recognised in other comprehensive income (loss)	(301,952)	(7,849,981)	(1,850,859)

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

Particulars	For the Year Ended March 31
	2011	2012	2013
	(in USD)
Current tax expense
Current period	(174,950)	(859,053)	(143,319)

Current tax expense	(174,950)	(859,053)	(143,319)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	1,871,991	(357,713)	3,975,042
Change in unrecognized deductible temporary differences	(368,244)	1,866,436	(8,928,668)
Utilization of previously unrecognised tax losses	(1,353,311)	3,183,905	45,240
Recognition of previously unrecognized tax losses	2,716,235	2,244,571	—
Reversal of previously recognized tax losses	—	—	(3,547,318)

Deferred tax benefit (expense)	2,866,671	6,937,199	(8,455,704)

Total income tax benefit (expense)	2,691,721	6,078,146	(8,599,023)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2011			2012			2013
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
	(in USD)
Foreign currency translation differences on foreign operations	(301,952)	—	(301,952)	(7,421,044)	—	(7,421,044)	(2,309,906)	—	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	(428,937)	—	(428,937)	459,047	—	459,047
Defined benefit plan actuarial gains (losses)	(73,356)	24,514	(48,842)	23,223	(7,535)	15,688	(125,748)	(13,800)	(139,548)

Total	(375,308)	24,514	(350,794)	(7,826,758)	(7,535)	(7,834,293)	(1,976,607)	(13,800)	(1,990,407)

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2011		2012		2013
	(in USD)
Profit (Loss) for the year		4,829,691		7,048,356		(27,589,080)
Income tax benefit (expense)		2,691,721		6,078,146		(8,599,023)

Profit (Loss) before tax		2,137,970		970,210		(18,990,057)

Income tax benefit (expense) using the Company’s domestic tax rate	-15.00%	(320,696)	-15.00%	(145,532)	-15.00%	2,848,509
Effect of tax rates in foreign jurisdictions	-43.55%	(931,079)	-70.26%	(681,685)	-11.49%	2,181,437
Non deductible expenses	-0.43%	(9,253)	-37.08%	(359,763)	1.08%	(205,137)
Tax exempt income	0.00%	—	1.87%	18,182	-0.62%	118,654
Recognition of previously unrecognized tax losses	127.05%	2,716,235	231.35%	2,244,571	0.00%	—
Utilization of previously unrecognised tax losses	63.30%	1,353,311	328.17%	3,183,905	-0.24%	45,240
Reversal of previously recognized tax losses	0.00%	—	0.00%	—	18.68%	(3,547,318)
Current year losses for which no deferred tax asset was recognized	-21.54%	(460,527)	-8.32%	(80,714)	5.84%	(1,108,349)
Change in unrecognised temporary differences	17.22%	368,244	192.37%	1,866,436	47.02%	(8,928,668)
Others	-1.15%	(24,514)	3.38%	32,746	0.02%	(3,391)

	125.90%	2,691,721	626.48%	6,078,146	45.29%	(8,599,023)

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Total
	(In USD)
Cost
Balance as at April 1, 2011	—	—	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	7,320,129
Acquisitions through business combinations	—	—	15,825	1,266	12,398	165,805	—	—	195,294
Additions	—	—	2,334,327	20,200	214,574	28,717	3,441,912	3,421	6,043,151
Reclassification to assets held for sale	—	—	—	—	(338,360)	—	(932,942)	(123,294)	(1,394,596)
Disposals	—	—	(2,974)	(2,839)	(21,171)	(40,485)	(88,535)	—	(156,004)
Effect of movements in foreign exchange rates	—	—	(570,601)	(70,465)	(176,064)	(55,538)	(454,459)	(19,614)	(1,346,741)

Balance as at March 31, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	10,661,233

Balance as at April 1, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	10,661,233
Acquisitions through business combinations	906,406	522,411	43,654	—	98,857	89,890	19,677	—	1,680,895
Additions	—	—	1,831,770	5,969	68,760	213,069	453,891	3,032	2,576,491
Disposals	—	—	(19,944)	(69,351)	(85,322)	(204,526)	(46,816)	—	(425,959)
Effect of movements in foreign exchange rates	47,378	27,307	(225,095)	(22,187)	(39,132)	(10,174)	(168,845)	(524)	(391,272)

Balance as at March 31, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	14,101,388

Depreciation and impairment loss
Balance as at April 1, 2011	—	—	1,617,868	338,022	697,061	124,672	706,093	73,815	3,557,531
Depreciation for the year	—	—	756,587	81,037	184,752	77,932	532,073	18,871	1,651,252
Reclassification to assets held for sale	—	—	—	—	(217,298)	—	(693,944)	(79,245)	(990,487)
Disposals	—	—	(1,871)	(1,904)	(12,594)	(11,479)	(35,442)	—	(63,290)
Effect of movements in foreign exchange rates	—	—	(260,989)	(49,014)	(92,771)	(18,829)	(125,697)	(10,846)	(558,146)

Balance as at March 31, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	3,596,860

Balance as at April 1, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	3,596,860
Depreciation for the year	—	16,603	962,292	66,090	141,008	83,343	477,171	1,646	1,748,153
Disposals	—	—	(14,652)	(63,207)	(77,221)	(58,856)	(27,612)	—	(241,548)
Effect of movements in foreign exchange rates	—	508	(141,890)	(17,154)	(23,375)	(6,074)	(17,795)	(123)	(205,903)

Balance as at March 31, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	4,897,562

Carrying amounts
As at April 1, 2011	—	—	1,548,444	206,705	657,336	295,136	978,141	76,836	3,762,598

As at March 31, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	7,064,373

As at April 1, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	7,064,373

Balance as at March 31, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	9,203,826

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18)	INTANGIBLE ASSETS

Particulars	Goodwill	Customer Relationship	Non-Compete	Brand / Trade Mark	Website Development Cost	Software	Capital work in progress	Total
	(in USD)
Cost
Balance as at April 1, 2011	—	—	—	—	2,816,136	2,228,143	373,109	5,417,388
Acquisitions through business combinations	2,620,671	145,290	169,505	242,150	—	297,374	—	3,474,990
Additions	—	—	—	—	1,058,081	877,602	1,889,686	3,825,369
Effect of movements in foreign exchange rates	(38,154)	(2,115)	(2,467)	(3,525)	(438,145)	(345,260)	(183,881)	(1,013,547)

Balance as at March 31, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200

Balance as at April 1, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200
Acquisitions through business combinations	10,851,289	1,200,000	310,000	8,300,000	3,830,000	12,182	—	24,503,471
Additions	—	—	—	—	2,110,967	783,759	1,508,509	4,403,235
Disposals	—	—	—	—	—	(156,174)	—	(156,174)
Effect of movements in foreign exchange rates	35,189	1,951	2,276	3,251	(163,095)	(121,390)	(99,009)	(340,827)

Balance as at March 31, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905

Amortization
Balance as at April 1, 2011	—	—	—	—	1,839,803	780,745	—	2,620,548
Amortization for the year	—	12,844	29,970	21,407	585,136	489,545	—	1,138,902
Effect of movements in foreign exchange rates	—	(27)	(63)	(45)	(278,611)	(125,907)	—	(404,653)

Balance as at March 31, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797

Balance as at April 1, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797
Amortization for the year	—	87,335	33,793	450,388	859,965	573,109	—	2,004,590
Disposals	—	—	—	—	—	(83,521)	—	(83,521)
Effect of movements in foreign exchange rates	—	205	477	341	(100,771)	(49,230)	—	(148,978)

Balance as at March 31, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888

Carrying amounts
As at April 1, 2011	—	—	—	—	976,333	1,447,398	373,109	2,796,840

As at March 31, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

As at April 1, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

Balance as at March 31, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

Capitalized borrowing cost related to capital work-in-progress amounted to Nil (March 31, 2012: USD 112,668), with a capitalization rate of 12%.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18)	INTANGIBLE ASSETS – (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2013 has been allocated to respective acquired subsidiaries level. The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to eight years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumption as mentioned below. The key assumptions used for the calculations are as follows:

	As at March 31,
	2012	2013
Discount rate	18%	18 - 22%
Terminal value growth rate	3.5%	3.5 - 4%
Average EDITDA margin	11-14%	12-25%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which are adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2013 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

Particulars	As at March 31
	2012	2013
	(in USD)
Deductible temporary differences	—	7,775,513
Minimum alternate tax	—	820,045
Tax loss carry forwards	522,504	5,373,120

Total	522,504	13,968,678

Deferred tax assets of USD 8,892,842 had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits has incurred losses in the financial year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, the management has recorded impairment of deferred tax asset of USD 8,455,704. The impairment has no impact on the Company’s ability to utilize loss carry forwards or tax assets in the future, details of expiry of unused tax losses pertaining to subsidiaries are given below.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19)	TAX ASSETS AND LIABILITIES – (Continued)

Unrecognized Deferred Tax Assets – (Continued)

The carry forward tax losses as at March 31, 2013 expire as follows:

Loss for the period	India Subsidiary		US Subsidiary		Singapore Subsidiary
	Tax losses	Expire on	Tax losses	Expire on	Tax losses	Expire on
		(in USD)
Loss for the year 2007-2008	1,770,285	2015-16	250,471	2028	—	—
Loss for the year 2008-2009	2,068,153	2016-17	164,110	2029	—	—
Loss for the year 2011-2012	—		—		78,888	No limit
Loss for the year 2012-2013	879,999	No limit	—		161,214	No limit

Total	4,718,437		414,581		240,102

Additionally, in the financial year ending 31 March 2013, management has not recognized a deferred tax asset in respect of unused tax losses for the U.S. and Singapore subsidiaries because a trend of future profitability of these subsidiaries is not yet clearly discernible.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
Particulars	Assets		Liabilities		Net
	2012	2013	2012	2013	2012	2013
	(in USD)
Property, plant and equipment	—	—	(125,942)	(372,822)	(125,942)	(372,822)
Intangible assets	—	—	(293,411)	(808,350)	(293,411)	(808,350)
Trade and other receivables	349,526	—	—	—	349,526	—
Other current assets	167,246	—	—	—	167,246	—
Employee benefits	221,215	—	—	—	221,215	—
Other non-current liabilities	89,136	—	—	—	89,136	—
Minimum alternate tax	930,428	—	—	—	930,428	—
Tax loss carry forwards	4,559,694	797,728	—	—	4,559,694	797,728
Share based payments	2,580,788	—	—	—	2,580,788	—
Other disallowances	414,162	—	—	—	414,162	—

Deferred tax assets/(liabilities)	9,312,195	797,728	(419,353)	(1,181,172)	8,892,842	(383,444)
Set off	(419,353)	(797,728)	419,353	797,728	—	—

Net deferred tax assets/(liabilities)	8,892,842	—	—	(383,444)	8,892,842	(383,444)

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2011	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2012	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2013
	(in USD)
Property, plant and equipment	(39,517)	(98,597)	—	12,172	(125,942)	(253,111)	—	6,231	(372,822)
Intangible assets	(439,664)	196,395	—	(50,142)	(293,411)	(119,091)	—	(395,848)	(808,350)
Trade and other receivables	—	376,613	—	(27,087)	349,526	(333,726)	—	(15,800)	—
Other current assets	90,750	94,995	—	(18,499)	167,246	(159,686)	—	(7,560)	—
Employee benefits	216,681	42,435	(7,535)	(30,366)	221,215	(197,415)	(13,800)	(10,000)	—
Other non-current liabilities	68,606	31,625	—	(11,095)	89,136	(85,107)	—	(4,029)
Minimum alternate tax	176,954	836,378	—	(82,904)	930,428	(888,370)	—	(42,058)	—
Tax loss carry forwards	2,747,354	2,327,152	—	(514,812)	4,559,694	(3,559,628)	—	(202,338)	797,728
Share based payments	—	2,780,793	—	(200,005)	2,580,788	(2,464,129)	—	(116,659)	—
Others	103,144	349,410	—	(38,392)	414,162	(395,441)	—	(18,721)	—

Total	2,924,308	6,937,199	(7,535)	(961,130)	8,892,842	(8,455,704)	(13,800)	(806,782)	(383,444)

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20)	TRADE AND OTHER RECEIVABLES

Particulars	As at March 31
	2012	2013
	(in USD)
Trade receivables, net	17,985,015	20,776,165
Due from employees	324,612	222,738
Security deposits	1,647,549	3,459,922
Interest accrued but not due on term deposits	1,425,244	1,652,568

Total	21,382,420	26,111,393

Non-current	807,159	820,951
Current	20,575,261	25,290,442

Total	21,382,420	26,111,393

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 34.

21)	CASH AND CASH EQUIVALENTS

Particulars	As at March 31
	2012	2013
	(in USD)
Cash in hand	155,737	196,510
Credit card collection in hand	4,123,100	14,746,984
Bank balances	14,642,810	14,311,848
Term deposits	24,876,583	7,246,136

Cash and cash equivalents	43,798,230	36,501,478
Bank overdrafts used for cash management purposes	—	866,521

Cash and cash equivalents in the statement of cash flows	43,798,230	35,634,957

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22)	TERM DEPOSITS

Particulars	As at March 31
	2012	2013
	(in USD)
Term deposits	44,325,130	48,114,962

Total	44,325,130	48,114,962

Non-current	648,506	911,245
Current	43,676,624	47,203,717

Total	44,325,130	48,114,962

As of March 31, 2013, term deposits includes USD 801,960 (March 31, 2012: USD 536,960) against which letter of credit has been issued to various airlines.

As of March 31, 2013, term deposits includes USD 21,990,019 (March 31, 2012: USD 14,715,469) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

Particulars	As at March 31
	2012	201 3
	(in USD)
Advance to vendors	20,062,884	20,776,327
Prepaid expenses	1,572,607	1,532,860
Prepaid lease rentals	79,790	93,843
Other assets	77,495	1,256,185

Total	21,792,776	23,659,215

24)	OTHER NON-CURRENT ASSETS

Particulars	As at March 31
	2012	2013
	(in USD)
Prepaid lease rentals	449,559	527,391

Total	449,559	527,391

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

Particulars	Ordinary Shares
	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2011	35,099,639	17,546	111,541,661
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,546,777	773	36,276,441
Shares issued during the year on exercise of options	513,189	257	2,326,010

Balance as at March 31, 2012	37,159,605	18,576	150,144,112

Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own shares acquired	(40,142)	—	—
Shares issued during the year on exercise of options	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

On August 17, 2010, the Company completed the initial public offering of its ordinary shares, pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 2,128,176. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each. Accordingly, the carrying value of non-derivative liability component of convertible and redeemable preference shares as at the date of conversion of USD 41,185,945 has been reclassified to equity.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25)	CAPITAL AND RESERVES – (Continued)

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable cost. This buy-back program was approved by the board of directors on November 6, 2012.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Thailand, U.A.E and China subsidiaries.

26)	ACQUISITION OF NON-CONTROLLING INTERESTS

In December 2010, the Group acquired an additional 0.01% interest in its Indian subsidiary (MakeMyTrip (India) private Limited) for USD 325,140 in cash, increasing its ownership from 99.98% to 99.99%. The Group recognised a decrease in non-controlling interest of USD 6,545 and an increase in accumulated deficit of USD 318,595.

In February 2012, the Group acquired an additional 3.42% interest in its Singapore subsidiary (Luxury Tours & Travel Pte Ltd) through subscription of new equity shares issued by the subsidiary for USD 812,062 in cash, increasing its ownership from 79.36% to 82.78%. The Group recognised an increase in non-controlling interest of USD 148,425 and an increase in accumulated deficit of USD 148,425. Further, in August 2012, the Group acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. The Group recognized a decrease in non-controlling interest of USD 5,378, an increase in accumulated deficit of USD 20,871 and a decrease in translation reserve of USD 15,493.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2011, 2012 and 2013:

	For the Year Ended March 31
Particulars	2011	2012	2013
Earnings (Loss) attributable to ordinary shareholders (USD)	4,827,471	7,183,935	(27,592,521)
Accretion of liability component of Series A convertible and redeemable preference share (USD)	253,058	—	—
Accretion of liability component of Series B convertible and redeemable preference share (USD)	130,261	—	—
Accretion of liability component of Series C convertible and redeemable preference share (USD)	42,972	—	—
Net change in fair value of derivative on Series B convertible and redeemable preference share (USD)	(22,305)	—	—
Net change in fair value of derivative on Series C convertible and redeemable preference share (USD)	(26,077)	—	—

Earnings (Loss) attributable to ordinary shareholders – dilutive (USD)	5,205,380	7,183,935	(27,592,521)
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	28,320,901	36,682,240	37,315,434
Dilutive effect of share based awards (Nos. )	1,935,921	1,551,830	—
Dilutive effect of convertible securities (Nos .)
- Series A convertible and redeemable preference share	2,504,765	—	—
- Series B convertible and redeemable preference share	1,129,632	—	—
- Series C convertible and redeemable preference share	1,059,028	—	—

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	34,950,246	38,234,070	37,315,434

Earnings (Loss) per share (USD)
Basic	0.17	0.20	(0.74)
Diluted	0.15	0.19	(0.74)

As at March 31, 2013, 1,753,701 (March, 2012: Nil and March 2011: Nil) employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

Particulars	As at March 31
	2012	2013
	(in USD)
Non-current liabilities
Finance lease liabilities	98,248	55,765
Secured bank loans	79,032	228,668

Non-current portion of loans and borrowings	177,280	284,433

Particulars	As at March 31
	2012	2013
	(in USD)
Current liabilities
Current portion of finance lease liabilities	35,676	27,149
Current portion of secured bank loans	46,407	108,310

Current portion of loans and borrowings	82,083	135,459

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2012		As at March 31, 2013
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
				(in USD)
Secured bank loans	INR	9% - 13%	2014 - 2017	201,439	125,439	357,729	251,230
Finance lease liabilities	INR	10% - 14%	2012 - 2013	43,506	16,581	—	—
Finance lease liabilities	SGD	3.76% - 3.77%	2015 - 2017	156,025	117,343	32,250	16,124
Secured bank loans	THB	7.25%	2015	—	—	170,853	85,748
Finance lease liabilities	THB	4.35%-7.60%	2015 - 2016	—	—	91,010	66,790

The bank loans are secured over motor vehicles with a carrying amount of USD 293,291 as at March 31, 2013 (March 31, 2012: USD 168,573).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 89,630 as at March 31, 2013 (March 31, 2012: USD 177,334).

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS – (Continued)

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2012			As at March 31, 2013
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	(in USD)
Less than one year	39,950	4,274	35,676	32,223	5,074	27,149
Between one and five years	103,528	11,261	92,267	60,916	5,151	55,765
More than five years	6,548	567	5,981	—	—	—

Total	150,026	16,102	133,924	93,139	10,225	82,914

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 21,705,236 as at March 31, 2013 (March 31, 2012: USD 30,442,001). The group has drawn down from its outstanding limit amounting to USD 866,521 as at March 31, 2013 (March 31, 2012: Nil) (refer note 21).

Convertible and redeemable preference shares

The compound financial instrument issued by the Group comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

Particulars	Convertible and Redeemable Preference Share — Series A	Convertible and Redeemable Preference Share — Series B	Convertible and Redeemable Preference Share — Series C
	(in USD)
Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

This compound instrument also has following adjustment clauses:

•

if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

•

if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS – (Continued)

Convertible and redeemable preference shares – (Continued)

•

if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Group under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Group issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Group is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

*	Except for any Securities issued (a) to employees, consultants, officers or directors of the Group pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.

The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Group may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.

The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Group’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through income statement.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS – (Continued)

Convertible and redeemable preference shares – (Continued)

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

Particulars	As at March 31, 2011
(in USD)
Carrying amount of liability at beginning of the year	40,759,654
Accretion of interest	426,291
Converted to ordinary shares on IPO	(41,185,945)

Carrying amount of liability at end of the year	—

29)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2012	2013
	(in USD)
Statutory liabilities	1,876,980	1,782,279
Deferred rent liabilities	56,154	29,984
Other liabilities	168,432	699,425

Total	2,101,566	2,511,688

30)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2012	2013
	(in USD)
Deferred rent liabilities	600,607	674,130
Other liabilities	887,051	6,130,081

Total	1,487,658	6,804,211

31)	EMPLOYEE BENEFIT PLANS

Particulars	As at March 3 1
	2012	2013
	(in USD )
Defined benefit plan	481,313	693,276
Other long term employee benefit (liability for compensated absences)	199,822	317,017

Total	681,135	1,010,293

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

	For the Year Ended March 31
Particulars	2011	2012	2013
	(in USD)
Contribution to provident fund	631,670	955,497	1,181,632

Total	631,670	955,497	1,181,632

The cost is recognised as personnel expenses in the consolidated statements of comprehensive income (loss).

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

Particulars	As at March 31
	2012	2013
	(in USD)
Present value of unfunded obligations	481,313	693,276

Total	481,313	693,276

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended March 31
Particulars	2011	2012	2013
	(in USD)
Defined benefit obligations at the beginning of the year	226,909	478,026	481,313
Current service costs	84,381	114,678	124,972
Interest on obligation	20,508	32,478	36,398
Actuarial (gain) losses in other comprehensive income	73,356	(23,223)	125,748
Benefits paid	(764)	(54,159)	(52,401)
Past service cost	72,068	—	—
Effects of movement in exchange rate	1,568	(66,487)	(22,754)

Defined benefit obligations at the end of the year	478,026	481,313	693,276

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Expense Recognised in Profit or Loss

Particulars	For the Year Ended March 31
	2011	2012	2013
	(in USD)
Current service costs	84,381	114,678	124,972
Past service cost	72,068	—	—
Interest on obligation	20,508	32,478	36,398

Total	176,957	147,156	161,370

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

Particulars	For the Year Ended March 31
	2011	2012	2013
	(in USD)
Cumulative amount at April 1	94,679	21,323	44,546
Recognised during the year	(73,356)	23,223	(125,748)

Cumulative amount at March 31	21,323	44,546	(81,202)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2012	2013
Discount rate (per annum)	8.40%	8.00%
Future salary increases (per annum)	10.00%	10.00%
Retirement age	58	58
Withdrawal rates	25.00%	25.00%

Assumptions regarding future mortality rates are based on Life Insurance Corporation of India (LIC) published mortality rates (1994-96) tables.

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2009	2010	2011	2012	2013
	(in USD)
Present value of defined benefit obligations	133,588	226,909	478,026	481,313	693,276
Experience gain (loss) adjustments arising on plan liabilities	32,627	1,780	(47,856)	6,594	(115,018)

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates. There were nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under MMT ESOP plan. There have been no further issues of stock options under this plan.

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2011, 2012 and 2013.

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the Year Ended March 31
	2011	2011	2012	2012	2013	2013
Outstanding at beginning of the year	1.44	2,598,810	1.59	1,510,187	1.59	913,221
Forfeited and expired during the year	1.29	9,410	1.05	86,000	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.22	1,079,213	1.69	510,966	1.88	222,094
Outstanding at the end of the year	1.59	1,510,187	1.59	913,221	1.49	691,127
Exercisable at the end of the year	1.76	1,300,187	1.70	823,221	1.56	646,127

The options outstanding at March 31, 2013 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2012: USD 0.4875 to USD 5.3940 and March 31, 2011: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 8 months (March 31, 2012: 1 years and 8 months and March 31, 2011: 2 years and 8 months).

During the year ended March 31, 2013, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to USD 80,934 (March 31, 2012: USD (25,082) and March 31, 2011: USD 527,285).

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT – (Continued)

c)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012 and 2013, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSU
RSU granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years
RSU granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years

Total RSU	1,827,853

Note:

1.	Of the RSU granted during the year ended March 31, 2013:

•	Nil (March 31, 2012: 75,832) RSU have 25% graded vesting each six months over 2 years period.

•	572,349 (March 31, 2012: 724,975) RSU have 33.33% graded vesting each year over 3 years period.

•

273,802 (March 31, 2012: 174,450) RSU have graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2.	The RSU can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the Year Ended March 31
	2012	2012	2013	2013
Outstanding at April 1	—	—	0.0005	955,404
Granted during the year	0.0005	977,693	0.0005	850,160
Forfeited and expired during the year	0.0005	(20,066)	0.0005	(51,551)
Exercised during the year	0.0005	(2,223)	0.0005	(11,409)
Outstanding at March 31	0.0005	955,404	0.0005	1,742,604
Exercisable at March 31	0.0005	15,146	0.0005	292,716

The RSU outstanding at March 31, 2013 have an exercise price of USD 0.0005 (March 31, 2012: USD 0.0005) and a weighted average contractual life of 5.1 years (March 31, 2012: 5.7 years).

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT – (Continued)

c)	Share Incentive Plan – (Continued)

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

For the Year Ended March 31
	2012	2013
Fair value of RSU and assumptions
Share price (USD)	19.29 – 25.01	12.44 – 22.97
Exercise price (USD)	0.0005	0.0005
Expected volatility	42.2% - 54.0%	38.2% - 52.4%
Expected term	2.5 - 6 years	2.5 - 6 years
Expected dividends	—	—
Risk-free interest rate	0.23% - 2.15%	0.29% - 1.32%

During the year ended March 31, 2013, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD 11,294,316 (March 31, 2012: USD 6,919,532) for the RSU granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

Particulars	As at M arch 31
	2012	2013
	(in USD)
Other trade payables	25,437,805	47,083,699
Accrued expenses	10,331,310	11,660,143
Advance from customers	10,928,529	21,848,399

Total	46,697,644	80,592,241

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2012	2013
	(in USD)
Trade and other receivables	21,382,420	26,111,393
Other assets	77,495	1,256,185
Term deposits	44,325,130	48,114,962
Cash and cash equivalents (except cash in hand)	43,642,493	36,304,968

Total	109,427,538	111,787,508

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2012	2013
	(in USD)
India	18,318,872	18,585,268
Others	3,063,548	7,526,125

Total	21,382,420	26,111,393

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2012	2013
	(in USD)
Airlines	8,596,077	9,222,904
Retail customers	3,155,009	6,221,066
Corporate customers	4,480,419	4,649,209
Deposit with hotels and others	807,159	3,459,922
Term deposits with bank	44,325,130	48,114,962
Others	4,343,756	2,558,292

Total	65,707,550	74,226,355

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2012		2013
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)
Not past due	59,141,527	—	65,209,117	—
Past due 0-30 days	2,182,304	—	2,905,557	—
Past due 30-120 days	4,315,532	—	5,954,368	—
More than one year	1,145,473	1,077,286	2,377,597	2,220,284

Total	66,784,836	1,077,286	76,446,639	2,220,284

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

Particulars	For the year ended March 31
	2012	2013
	(in USD)
Balance at the beginning of the year	1,132,850	1,077,286
Provision for doubtful debts	528,042	1,387,780
Amounts written off against the allowance	(432,177)	(193,134)

Effects of movement in exchange rate	(151,429)	(51,648)
Balance at the end of the year	1,077,286	2,220,284

Allowance for doubtful debts mainly represents amount due from airlines, global distribution system providers and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2012

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	133,924	(150,026)	(20,163)	(19,787)	(34,882)	(68,646)	(6,548)
Secured bank loans	125,439	(143,282)	(28,271)	(28,271)	(56,021)	(30,719)	—
Trade and other payables	35,769,115	(35,769,115)	(35,769,115)	—	—	—	—
Other liabilities	2,932,463	(3,233,677)	(2,051,392)	—	(1,182,285)	—	—

Total	38,960,941	(39,296,100)	(37,868,941)	(48,058)	(1,273,188)	(99,365)	(6,548)

Derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)

Derivative Instrument	149,135	—	—	—	—	—	—

Total	149,135	—	—	—	—	—	—

Notes: * Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk – (Continued)

As at March 31, 2013

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	82,914	(93,139)	(16,111)	(16,112)	(32,222)	(28,694)	—
Secured bank loans	336,978	(398,867)	(68,640)	(68,142)	(117,104)	(144,981)	—
Trade and other payables	58,743,842	(58,743,842)	(58,743,842)	—	—	—	—
Other liabilities	8,611,785	(11,454,548)	(1,782,279)	(768,906)	(768,628)	(8,134,735)	—
Bank overdraft	866,521	(866,521)	(866,521)	—	—	—	—

Total	68,642,040	(71,556,917)	(61,477,393)	(853,160)	(917,954)	(8,308,410)	—

Notes: * Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of the MakeMyTrip (India) Private Limited (Indian subsidiary), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD (presentation currency) and INR, being the functional currency of its Indian subsidiary. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

	As at March 31
Particulars	2012	2013
	(in USD)
Trade and other receivables	5,122,592	9,645,400
Trade and other payables	(17,138,755)	(26,728,502)
Cash and cash equivalents	3,641,352	2,240,743

Net exposure	(8,374,811)	(14,842,359)

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2012	2013	March 31, 2012	March 31, 2013
INR 1	0.0192	0.0184	0.0207	0.0183

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2012	2013
	(in USD)
10% strengthening of USD against INR	(797,601)	(1,413,558)

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

A 10% depreciation of the USD against INR would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2012	2013
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	44,325,130	48,114,962
Cash and cash equivalents	24,876,583	7,246,136
Financial liabilities
Finance lease liabilities	133,924	82,914
Secured bank loans	125,439	336,978

	69,461,076	55,780,990

Variable rate instruments
Financial liabilities
Bank overdraft	—	866,521

	—	866,521

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2013 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2012	—
March 31, 2013	8,665

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2012		As at March 31, 2013
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investments	4,416,543	4,416,543	4,958,994	4,958,994
Derivatives instruments	202,054	202,054	203,651	203,651

	4,618,597	4,618,597	5,162,645	5,162,645

Assets carried at amortised cost
Trade and other receivables	21,382,420	21,382,420	26,111,393	26,111,393
Term deposits	44,325,130	44,325,130	48,114,962	48,114,962
Cash and cash equivalents	43,798,230	43,798,230	36,501,478	36,501,478
Other assets	77,495	77,495	1,256,185	1,256,185

	109,583,275	109,583,275	111,984,018	111,984,018

Liabilities carried at fair value
Financial liabilities	—	—	6,829,506	6,829,506
Derivatives instruments	149,135	149,135	—	—

	149,135	149,135	6,829,506	6,829,506

Liabilities carried at amortized cost
Finance lease liabilities	133,924	133,924	82,914	82,914
Secured bank loans	125,439	125,439	336,978	336,978
Bank overdraft	—	—	866,521	866,521
Trade and other payables	35,769,115	35,769,115	58,743,842	58,743,842
Other liabilities	2,932,463	2,932,463	1,782,279	1,782,279

	38,960,941	38,960,941	61,812,534	61,812,534

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values – (Continued)

	As at March 31, 2013
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investment	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

	As at March 31, 2012
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

Total Assets	—	—	4,618,597	4,618,597

Derivatives instruments	—	—	149,135	149,135

Total Liabilities	—	—	149,135	149,135

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2013
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
	(in USD)
Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
- in profit or loss	—	(187,377)	338,109	417,223
- in other comprehensive income	459,047	—	—

Closing balances	4,958,994	14,677	188,974	6,829,506

	As at March 31, 2012
Particulars	Other investment	Derivatives instruments	Derivatives instruments
	(in USD)
Opening balances	—	—	—
Arising from acquisition	4,845,480	246,312	(127,568)
Total gains and losses recognized in:
- in profit or loss	—	(44,258)	(21,567)
- in other comprehensive income	(428,937)	—	—

Closing balances	4,416,543	202,054	(149,135)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2012	2013
	(in USD)
Less than one year	2,184,098	2,371,547
Between one and five years	5,861,875	6,668,180
More than five years	4,435,539	3,333,792

Total	12,481,512	12,373,519

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2013, USD 2,606,709 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2012: USD 2,079,183).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 1,069,315 as at March 31, 2013 (March 31, 2012: USD 1,665,833).

37)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of relationships where control exists:

Nature of relationship	Name of related parties

Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Key management personnel	Deep Kalra
Key management personnel	Keyur Jyotindra Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani
Key management personnel	Sanket Atal (from June 4, 2012)
Key management personnel	Mukesh Singh (till July 22, 2011)
Key management personnel	Vivek Narayan Gour

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

37)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships – (Continued)

Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Key management personnel	Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc.
Party controlled by key management personnel	Chandra Capital

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2011	2012	2013
	(in USD)
Revenue from air ticketing	5,367	—	—

Transactions with entity having significant influence over the Company:

	For the Year Ended March 31
Transactions	2011	2012	2013
	(in USD)
Revenue from air ticketing	17,075	—	—

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 10). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2011	2012	2013
	(in USD)
Revenue from air ticketing	4,560	45,808	63,110
Purchase of marketing and other services	25,100	28,998	42,116

	As at March 31
Balance Outstanding	2012	2013
	(in USD)
Trade and other payables	16,455	—
Trade and other receivables	73,849	29,961

MAKEMYTRIP LIMITED

Year ended March 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

37)	RELATED PARTIES – (Continued)

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Year ended March 31,
Particulars	2011	2012	2013
	(in USD)
Short-term employee benefits	473,592	1,391,278	1,009,198
Contribution to provident fund	19,687	41,710	56,172
Share based payment	—	5,444,578	9,259,575
Legal and professional	10,000	85,000	95,000

Total	503,279	6,962,566	10,419,945

Note:	*	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

38)	SUBSEQUENT EVENT

On June 14, 2013, the Company filed a registration statement on Form F-3 (the Registration Statement) with Securities Exchange Commission, United States (SEC) for registration of 11,836,570 ordinary shares held by SB Asia Investment Fund II, L.P. (SAIF). The Registration Statement was subsequently amended and filed with SEC on July 5, 2013 (Amendment No. 1) and on July 12, 2013 (Amendment No. 2) as per the requirements of SEC. Pursuant to this Registration Statement SAIF is now eligible to offer its shares for sale in the open market as well as through underwriters.